EXHIBIT 99.1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW).
NGG FINANCE PLC LAUNCHES CASH TENDER OFFER
27 August 2019
NGG Finance plc (the Offeror) announces today that it is inviting holders of its outstanding €1,250,000,000 Fixed Rate Resettable Capital Securities due 2076 (ISIN: XS0903531795) (the Capital Securities) to tender their Capital Securities for purchase by the Offeror for cash subject to the satisfaction (or waiver) of the New Issue Condition (such invitation, the Offer).
The Offer is being made on the terms and subject to the conditions contained in the tender offer memorandum dated 27 August 2019 (the Tender Offer Memorandum) prepared by the Offeror in connection with the Offer, and is subject to the offer restrictions set out below and as more fully described in the Tender Offer Memorandum. Capitalised terms used but not otherwise defined in this announcement shall have the meanings given to them in the Tender Offer Memorandum.
Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, the Offer.
Summary
A summary of certain key terms relevant to the Offer appears below:

Description of the Capital Securities	ISIN / Common Code	First Optional Redemption Date	Outstanding Principal Amount	Purchase Yield*	Amount subject to the Offer
Fixed Rate Resettable Capital Securities due 2076	XS0903531795 / 090353179	18 June 2020	€1,250,000,000	-0.25 per cent.	An aggregate principal amount to be determined and announced by the Offeror as set out in the Tender Offer Memorandum
*   For information purposes only, the Purchase Price will, when determined in the manner described in the Tender Offer Memorandum on the basis of a yield to the first optional redemption date of the Capital Securities (being 18 June 2020) and a Settlement Date of 5 September 2019, be 103.537 per cent. Should the Settlement Date differ from 5 September 2019, the Purchase Price will be recalculated, all as further described in the Tender Offer Memorandum.

Rationale
The rationale of the Offer, and the intended issuance of New Capital Securities (as defined below) is, amongst other things, to proactively manage the Offeror’s hybrid capital. The Offer also provides qualifying Holders with the opportunity to switch into the New Capital Securities ahead of the first call date for the Capital Securities. The transaction is expected to be equity credit neutral for NG.
The Offeror intends to cancel any Capital Securities purchased by the Offeror pursuant to the Offer following the Settlement Date.
See also " The Offeror's right to redeem following the repurchase (and cancellation) or redemption of 80 per cent. of the Capital Securities" below and "Risk Factors and Other Considerations" in the Tender Offer Memorandum.
Purchase Price and Accrued Interest Payments

0013117-0002583 ICM:33427994.7

The Offeror will, on the Settlement Date, pay for Capital Securities validly tendered and accepted by it for purchase pursuant to the Offer a cash purchase price (the Purchase Price) to be determined by reference to a fixed purchase yield of -0.25 per cent. (the Purchase Yield).
The Purchase Price will be determined in accordance with market convention and expressed as a percentage of the principal amount of the Capital Securities accepted for purchase (rounded to the nearest 0.001 per cent., with 0.0005 per cent. being rounded upwards), and is intended to reflect a yield to 18 June 2020 (being the first optional redemption date in respect of the Capital Securities) on the Settlement Date based on the Purchase Yield. Specifically, the Purchase Price will equal (a) the value of all remaining payments of principal and interest on the Capital Securities up to and including 18 June 2020, discounted to the Settlement Date at a discount rate equal to the Purchase Yield, minus (b) Accrued Interest.
The Offeror will also pay an Accrued Interest Payment in respect of Capital Securities accepted for purchase by it pursuant to the Offer.
In the event of any dispute or controversy regarding the Purchase Price, Purchase Yield and/or Accrued Interest, the determination of the Offeror shall be conclusive and binding, absent any manifest error.
Target Acceptance Amount and Scaling
If the Offeror decides to accept any Capital Securities for purchase pursuant to the Offer, it proposes that the aggregate principal amount of Capital Securities it will accept for purchase pursuant to the Offer will be no greater than an amount (the Target Acceptance Amount) to be determined by the Offeror by reference to the aggregate principal amount of the New Capital Securities to be issued and which it will announce as soon as reasonably practicable following pricing of the New Capital Securities (expected to be on 29 August 2019), although the Offeror reserves the right, in its sole discretion, to accept significantly more than or significantly less than such amount, or to accept none of such Capital Securities, for purchase pursuant to the Offer (the final aggregate principal amount accepted for purchase pursuant to the Offer, being the Final Acceptance Amount).
If the Offeror accepts any Capital Securities for purchase pursuant to the Offer and the aggregate principal amount of the Capital Securities validly tendered for purchase is greater than the Final Acceptance Amount, the Offeror intends to accept such Capital Securities for purchase on a pro rata basis such that the aggregate principal amount of Capital Securities accepted for purchase pursuant to the Offer is no greater than the Final Acceptance Amount, as further described in the Tender Offer Memorandum.
New Issue Condition
The Offeror announced today its intention to issue certain new capital securities (collectively, the New Capital Securities), guaranteed by National Grid plc (NG). Whether the Offeror will purchase any Capital Securities validly tendered in the Offer is subject, without limitation, to the successful completion (in the sole determination of the Offeror) of the issue of the New Capital Securities (the New Issue Condition).
Even if the New Issue Condition is satisfied, the Offeror is under no obligation to accept for purchase any Capital Securities tendered pursuant to the Offer. The acceptance for purchase by the Offeror of Capital Securities tendered pursuant to the Offer is at the sole discretion of the Offeror, and tenders may be rejected by the Offeror for any reason.
Any investment decision to purchase any New Capital Securities should be made solely on the basis of the information contained in the prospectus to be prepared in connection with the issue and listing of the New Capital Securities (the Prospectus), and no reliance is to be placed on any representations other than those contained in the Prospectus.
The New Capital Securities, and the guarantee thereof, are not being, and will not be, offered or sold in the United States. Nothing in this announcement and/or the Tender Offer Memorandum constitutes an offer to sell or the solicitation of an offer to buy the New Capital Securities, or the guarantee thereof, in the United States or any other jurisdiction. Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the United States Securities Act of 1933, as amended (the Securities Act). The New Capital Securities, and the guarantee thereof, have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons.
Compliance information for the New Capital Securities: MiFID II professionals/ECPs-only/No PRIIPs KID – eligible counterparties and professional clients only (all distribution channels). No sales to EEA retail investors; no key information document has been or will be prepared. See the Prospectus for further information.

No action has been or will be taken in any jurisdiction in relation to the New Capital Securities to permit a public offering of securities.
Allocation of the New Capital Securities
When considering allocation of the New Capital Securities, the Offeror may give preference to those Holders who, prior to such allocation, have validly tendered or have given a firm intention to the Offeror or any Dealer Manager that they intend to tender their Capital Securities for purchase pursuant to the Offer. Therefore, a Holder who wishes to subscribe for New Capital Securities in addition to tendering its existing Capital Securities for purchase pursuant to the Offer may be eligible to receive, at the sole and absolute discretion of the Offeror, priority in the allocation of the New Capital Securities, subject to the issue of the New Capital Securities and such Holder making a separate application for the purchase of such New Capital Securities to a Dealer Manager (in its capacity as a joint lead manager of the issue of the New Capital Securities) in accordance with the standard new issue procedures of such Dealer Manager. However, the Offeror is not obliged to allocate the New Capital Securities to a Holder who has validly tendered or indicated a firm intention to tender its Capital Securities for purchase pursuant to the Offer and, if New Capital Securities are allocated, the principal amount thereof may be less or more than the principal amount of Capital Securities tendered by such Holder and accepted for purchase by the Offeror pursuant to the Offer. Any such allocation will also, among other factors, take into account the minimum denomination of the New Capital Securities (being €100,000).
The Offeror's right to redeem following the repurchase (and cancellation) or redemption of 80 per cent. of the Capital Securities
Under the terms and conditions of the Capital Securities, in the event that 80 per cent. or more of the principal amount of the Capital Securities has been repurchased (and cancelled) or redeemed by the Offeror, NG or any of their respective subsidiaries, including pursuant to the Offer or otherwise, the Offeror may, at its option, redeem all (but not some only) of the remaining outstanding Capital Securities at their principal amount together with any accrued and unpaid interest (including any deferred interest) up to (but excluding) the redemption date, subject to the Offeror having given the holders of the Capital Securities not less than 30 nor more than 45 days' notice and certain other conditions being satisfied.
Any future decision by the Offeror to redeem the outstanding Capital Securities will depend on various factors existing at that time. No assurance can be given that the 80 per cent. threshold described above will or will not be met pursuant to the Offer; furthermore, although there can be no assurance, in the event such threshold is met, as to whether or when the Offeror will choose to exercise its option to redeem the Capital Securities, it is the intention of the Offeror to exercise its option if the size of, and proceeds from, the issue of the New Capital Securities are sufficient and the Offeror has accepted all valid tenders of Capital Securities for purchase pursuant to the Offer in full.
Tender Instructions
In order to participate in, and be eligible to receive the Purchase Price and Accrued Interest Payment pursuant to, the Offer, Holders must validly tender their Capital Securities for purchase by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by 4.00 p.m. (London time) on 2 September 2019 (the Expiration Deadline), unless extended, re-opened, amended and/or terminated as provided in the Tender Offer Memorandum. The deadlines set by any intermediary or clearing system will be earlier than the deadlines specified in the Tender Offer Memorandum.
Tender Instructions will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum.
Tender Instructions must be submitted in respect of a minimum principal amount of Capital Securities of no less than €100,000, being the minimum denomination of the Capital Securities, and may be submitted in integral multiples of €1,000 thereafter. A separate Tender Instruction must be completed on behalf of each beneficial owner.
The Offeror may, in its sole discretion, extend, re-open, amend, waive any condition of or terminate the Offer made by it at any time (subject to applicable law), all as further described in the Tender Offer Memorandum.
Unless stated otherwise, announcements in connection with the Offer will be made through RNS and/or the issue of a press release to a Notifying News Service and may also be made by the delivery of notices to the Clearing Systems for communication to Direct Participants. Copies of all such announcements, press releases and notices can also be obtained from the Tender Agent, the contact details for which can be found below. Significant delays may be experienced where notices are delivered to the Clearing Systems, and Holders are urged to contact the

Tender Agent for the relevant announcements during the course of the Offer. In addition, Holders may contact the Dealer Managers for information, the contact details for which can be found below.
The anticipated transaction timetable is summarised below:

Events	Times and Dates
Commencement of the Offer Offer announced. Tender Offer Memorandum available from the Tender Agent and notice of the Offer delivered to the Clearing Systems for communication to Direct Participants.	27 August 2019
Announcement of the Target Acceptance Amount Announcement of the Target Acceptance Amount for the Offer.	As soon as reasonably practicable following pricing of the New Capital Securities, and expected to be on 29 August 2019
Expiration Deadline Final deadline for receipt of valid Tender Instructions by the Tender Agent in order for Holders to be able to participate in the Offer.	4.00 p.m. (London time) on 2 September 2019
Announcement of Results
Announcement of whether (subject to satisfaction or waiver of the New Issue Condition on or prior to the Settlement Date) the Offeror will accept valid tenders of Capital Securities pursuant to the Offer and, if so accepted, the aggregate principal amount of Capital Securities accepted for purchase pursuant to the Offer, confirmation of the Purchase Price, and any Scaling Factor (if applicable).
As soon as reasonably practicable on 3 September 2019
Settlement Date Expected settlement date for the Offer.	5 September 2019
This is an indicative timetable and may be subject to change. Holders are advised to check with any bank, securities broker or other intermediary through which they hold Capital Securities when such intermediary would need to receive instructions from a Holder in order for that Holder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offer by the deadlines set out above.
For detailed terms of the Offer please refer to the Tender Offer Memorandum which (subject to distribution restrictions) can be obtained from the Tender Agent referred to below.
Barclays Bank PLC (Telephone: +44 20 3134 8515; Attention: Liability Management Group; Email: eu.lm@barclays.com); BNP Paribas (Telephone: +44 20 7595 8668; Attention: Liability Management Group; Email: liability.management@bnpparibas.com); Goldman Sachs International (Telephone: +44 20 7552 6157; Attention: Liability Management Group; Email: liabilitymanagement.eu@gs.com); and J.P. Morgan Securities plc (Telephone: +44 20 7134 2468; Attention: Liability Management; Email: emea_lm@jpmorgan.com).
Lucid Issuer Services Limited (Telephone: +44 20 7704 0880; Attention: David Shilson / Thomas Choquet; Email: ngrid@lucid-is.com) is acting as Tender Agent for the Offer.
This announcement is released by NGG Finance plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR), encompassing information relating to the Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Clive Burns (Clive.Burns@nationalgrid.com), Head of Company Secretariat at National Grid plc.
DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offer. If any Holder is in any doubt as to the contents of the Tender Offer Memorandum or the action it should take, it is recommended to seek its own financial and legal advice, including as to any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Capital Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Capital Securities pursuant to the Offer. None of the Offeror, NG, the Dealer Managers or the Tender Agent nor

any of their respective directors, employees or affiliates makes any recommendation as to whether Holders should tender Capital Securities pursuant to the Offer. None of the Offeror, NG, the Dealer Managers or the Tender Agent (or any of their respective directors, employees or affiliates) is providing Holders with any legal, business, tax or other advice in this announcement. Holders should consult with their own advisers as needed to assist them in making an investment decision and to advise them whether they are legally permitted to tender Capital Securities for cash.
OFFER AND DISTRIBUTION RESTRICTIONS
Neither this announcement nor the Tender Offer Memorandum constitutes an offer or an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and/or the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum come(s) are required by each of the Offeror, NG, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions. Nothing in this announcement nor the Tender Offer Memorandum constitutes (i) an offer to buy or a solicitation of an offer to sell the Capital Securities (and tenders of Capital Securities in the Offer will not be accepted from any Holders) in any circumstances in which such offer or solicitation is unlawful or (ii) an offer to sell or a solicitation of an offer to buy the New Capital Securities or the guarantee thereof. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and any of the Dealer Managers or any of the Dealer Managers' respective affiliates is such a licensed broker or dealer in such jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.
No action has been or will be taken in any jurisdiction in relation to the New Capital Securities or the guarantee thereof that would permit a public offering of securities and the minimum denomination of the New Capital Securities will be £100,000.
United States
The Offer is not being made, and will not be made, directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any person located or resident in the United States and the Capital Securities cannot be tendered in the Offer by any such use, means, instrumentality or facility or from within the United States or by any person located or resident in the United States. Any purported tender of Capital Securities in the Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Capital Securities made by any person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.
Each holder of Capital Securities participating in the Offer will represent that it is not located in the United States and is not participating in the Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Offer from the United States. For the purposes of this and the above paragraph, United States means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.
Italy
None of the Offer, this announcement, the Tender Offer Memorandum or any other document or materials relating to the Offer have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Accordingly, Holders or beneficial owners of the Capital Securities that are located in Italy can tender Capital Securities for purchase pursuant to the Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree

No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.
Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Capital Securities and/or the Offer.
United Kingdom
The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Financial Promotion Order)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.
France
The Offer is not being made, directly or indirectly, to the public in the Republic of France (France). Neither this announcement, the Tender Offer Memorandum nor any other document or materials relating to the Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), in each case, other than individuals acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offer. Neither this announcement nor the Tender Offer Memorandum has been or will be submitted for clearance to or approved by the Autorité des Marchés Financiers.